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                                                            EXHIBIT (a)(8)

FOR IMMEDIATE RELEASE

                  MERCK & CO. COMMENCES TENDER OFFER FOR SIBIA
                              NEUROSCIENCES, INC.
                               AT $8.50 PER SHARE

WHITEHOUSE STATION, NJ, August 6, 1999 -- Merck & Co., Inc. announced today that a wholly owned subsidiary has commenced its previously announced tender offer for shares of common stock of SIBIA Neurosciences, Inc. (NASDAQ: SIBI). The tender offer, which is being made pursuant to an Agreement and Plan of Merger dated as of July 30, 1999, is scheduled to expire at 12:00 midnight, New York City time, on Thursday, September 2, 1999, unless extended. Following the consummation of the tender offer, Merck intends to complete a merger to acquire all of the remaining shares of SIBIA common stock that are not tendered in the offer.

The Board of Directors of SIBIA has unanimously approved the tender offer, the merger and the other transactions contemplated by the Agreement and Plan of Merger, unanimously determined that the terms of the tender offer and merger are fair to and in the best interests of SIBIA's stockholders, and unanimously recommends that stockholders accept the offer and tender their shares pursuant to the offer.

SIBIA stockholders owning approximately 33 percent of SIBIA's outstanding shares have committed to support the transaction and have entered into voting and option agreements, and SIBIA has granted Merck an option to purchase other SIBIA shares under certain conditions. The acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the acquisition of a majority of SIBIA shares by Merck, as well as other customary conditions.

Norwest Bank Minnesota, N.A. will act as depositary for the tender offer and Morrow & Co., Inc. will act as information agent.

Merck is a global, research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care.